                                             As Filed Pursuant to Rule 424(b)(5)
                                                              Reg. No. 333-77721

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 14, 1999)

                                                              SEPTEMBER 24, 1999
--------------------------------------------------------------------------------

                                     [LOGO]

                    $150,000,000 7.90% SENIOR NOTES DUE 2009

----------------------------------------------------------------------

The Notes will mature on October 1, 2009. Interest on the Notes is payable semiannually on April 1 and October 1, beginning April 1, 2000. The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                      PUBLIC OFFERING       UNDERWRITING
                                                           PRICE             DISCOUNTS       PROCEEDS TO BLYTH
---------------------------------------------------------------------------------------------------------------
Per Note                                                  99.083%              0.650%             98.433%
-------------------------------------------------------------------------------------------
Total                                                   $148,624,500          $975,000          $147,649,500
-------------------------------------------------------------------------------------------

Interest on the Notes will accrue from September 29, 1999 to the date of delivery.

THE UNDERWRITERS ARE OFFERING THE NOTES SUBJECT TO VARIOUS CONDITIONS. THE UNDERWRITERS EXPECT TO DELIVER THE NOTES, IN BOOK-ENTRY FORM ONLY, TO PURCHASERS THROUGH THE DEPOSITORY TRUST COMPANY ON OR ABOUT SEPTEMBER 29, 1999.

                            ------------------------

                              JOINT LEAD MANAGERS

WARBURG DILLON READ LLC                             DONALDSON, LUFKIN & JENRETTE
                                ----------------

                         BANC OF AMERICA SECURITIES LLC
                                ----------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Notes we are offering. The second part, the Prospectus, gives more general information, some of which may not apply to the Notes. If the description of the Notes varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement.

    This Prospectus Supplement contains certain information about Blyth Industries, Inc. (which may be referred to in this Prospectus Supplement as "Blyth", the "Company", "we", "us" or "our"). It does not contain all the information that may be important to you. Before you decide to invest in any Notes, you should read the information and financial data contained in this Prospectus Supplement as well as the more detailed information and financial data that is contained in the accompanying Prospectus, and in the documents and financial statements that we have incorporated by reference in the accompanying Prospectus.

                             SUMMARY OF PROSPECTUS

BLYTH

    We operate in the home fragrance products market. We are a leader in the design, manufacture, marketing and distribution of an extensive line of home fragrance products, including scented candles, outdoor citronella candles, potpourri and environmental fragrance products. Closely complementing these products is a broad range of candle accessories and decorative gift bags and tags. These products are sold under various brand names through a wide variety of distribution channels. We are also a producer of portable heating fuel and other institutional heating and lighting products sold, under various brand names, both domestically and internationally through independent sales representatives and distributors. We have operations inside and outside the United States and we sell our products worldwide.

THE NOTES

TITLE:                            7.90% Senior Notes due 2009.
TOTAL PRINCIPAL AMOUNT BEING
  ISSUED:                         $150,000,000.
DUE DATE FOR PRINCIPAL:           October 1, 2009.
INTEREST RATE:                    7.90% per year.
DATE INTEREST STARTS ACCRUING:    September 29, 1999.
INTEREST DUE DATES:               Every April 1 and October 1.
FIRST INTEREST DUE DATE:          April 1, 2000.
OPTIONAL REDEMPTION:              We may, at our option, redeem some or all
                                  of the Notes--that is, repay them
                                  early--at any time. If we redeem the Notes
                                  before October 1, 2009, we must pay you
                                  whichever of the following two items is
                                  greater:

                                      - 100% of the principal amount of the
                                        Notes to be redeemed; or

                                      - a "make whole" amount, which will be
                                        calculated as described under the
                                        heading "The Notes", below.

SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                         YEAR ENDED JANUARY 31,
                                                       ----------------------------------------------------------
                                                          1995        1996        1997        1998        1999
                                                       ----------  ----------  ----------  ----------  ----------

                                                                             (IN THOUSANDS)
EARNINGS AND OPERATING DATA:
  Net sales..........................................  $  229,617  $  356,702  $  531,480  $  687,474  $  875,065
  Operating profit...................................      23,659      43,682      74,047      98,774     128,237
  EBITDA(1)..........................................      26,809      49,014      83,399     106,656     148,860

BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets(2)....................................     102,591     223,469     303,879     447,390     576,783
  Total debt(2)......................................       9,837      36,662      44,704     120,630     127,040
  Total stockholders' equity.........................      61,196     141,879     189,403     246,832     322,032

------------------------

(1) See Note 1 under the heading "Selected Consolidated Financial Data", below.

(2) See Note 2 under the heading "Selected Consolidated Financial Data", below.

                                USE OF PROCEEDS

    We estimate that we will receive approximately $147,200,000 from the sale of the Notes, after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from the sale of the Notes as follows: (a) approximately $113,300,000, to retire existing long term bank debt, the interest rate of which is approximately 5.7% per year, and which matures on October 17, 2002 and (b) approximately $33,900,000, to retire existing short term bank debt under our uncommitted lines of credit, the average interest rate of which is approximately 5.5%, and which matures in January 2000 and August 2000. Before we use the proceeds from the sale of the Notes for any specific purpose, we may invest them in short-term investments.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of July 31, 1999, and as adjusted to give effect to the sale of the Notes and the application of the proceeds of the Notes. We derived the actual data in this table from our unaudited consolidated financial statements for the quarter ended July 31, 1999, which we have incorporated into the accompanying Prospectus by reference to our Quarterly Report on Form 10-Q for the quarter ended July 31, 1999. You should read the financial data below in conjunction with these financial statements and the explanatory notes to these financial statements.

                                                                                               JULY 31, 1999
                                                                                          ------------------------
                                                                                                           AS
                                                                                            ACTUAL    ADJUSTED(1)
                                                                                          ----------  ------------
Short-term debt:
  Bank lines of credit..................................................................  $   52,523   $   29,623
  Current maturities of long-term debt..................................................      13,162       13,162
                                                                                          ----------  ------------
      Total short-term debt.............................................................  $   65,685   $   42,785

Long-term debt:
  Revolving credit facility.............................................................  $  136,160   $   11,860
  Notes offered hereby..................................................................          --      150,000
  Senior Notes due June 30, 2005........................................................      17,858       17,858
  Other long-term debt, excluding current portion.......................................      24,404       24,404
                                                                                          ----------  ------------
      Total long-term debt..............................................................  $  178,422   $  204,122

Shareholders' equity....................................................................  $  335,125   $  335,125
                                                                                          ----------  ------------
      Total capitalization(2)...........................................................  $  579,232   $  582,032

------------------------

(1) The "As Adjusted" column of the capitalization table reflects how we would have used the proceeds from the sale of the Notes if the sale had occurred on July 31, 1999. Because of changes in our outstanding indebtedness between July 31, 1999 and the date hereof, the application of the proceeds from the sale of the Notes, as shown on an as adjusted basis in the capitalization table, differs from the description of our intended use of the proceeds from the sale of the Notes, as set forth in "Use of Proceeds" above. Instead of retiring approximately $124.3 million of our long term debt under our revolving credit facility and approximately $22.9 million of our short-term bank debt, as is shown in the capitalization table, we will retire approximately $113.3 million of our long term debt under our revolving credit facility and approximately $33.9 million of short-term bank debt under our uncommitted lines of credit.

(2) Total capitalization equals total short-term debt plus total long-term debt plus shareholders' equity.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    Set forth below are selected summary consolidated financial and operating data of the Company for fiscal years 1995 through 1999, which have been derived from the Company's audited financial statements for those years. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, incorporated by reference into Part II, Items 6, 7 and 8 of the Company's Annual Report on Form 10-K for the year ended January 31, 1999, which we have incorporated into the Prospectus by reference, and filed as part of Exhibit 13 thereto.

                                                                         YEAR ENDED JANUARY 31,
                                                       ----------------------------------------------------------
                                                          1995        1996        1997        1998        1999
                                                       ----------  ----------  ----------  ----------  ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND PERCENT DATA)
STATEMENT OF EARNINGS DATA:
  Net sales..........................................  $  229,617  $  356,702  $  531,480  $  687,474  $  875,065
  Gross profit.......................................     113,528     185,369     287,402     388,912     507,548
  Operating profit...................................      23,659      43,682      74,047      98,774     128,237
  Interest expense...................................       1,240       2,662       3,554       4,816       6,653
  Earnings before income taxes and minority
    interest.........................................      22,752      42,474      71,939      89,930     122,890
  Earnings before minority interest..................      13,605      25,552      42,951      54,862      74,503
  Net earnings.......................................      13,605      25,175      42,757      54,590      74,502

OPERATING DATA:
  Gross profit margin................................       49.4%       52.0%       54.1%       56.6%       58.0%
  Operating profit margin............................       10.3%       12.2%       13.9%       14.4%       14.7%
  Capital expenditures...............................  $   10,448  $   35,878  $   50,526  $   62,481  $   42,611
  Depreciation and amortization......................       2,890       4,683       8,778      12,396      19,798
  EBITDA(1)..........................................      26,809      49,014      83,399     106,656     148,860
  Net Cash from Operating Activities.................       9,266       3,513      31,606      43,624      87,416

BALANCE SHEET DATA: (AT END OF PERIOD)
  Working capita1(2).................................  $   42,494  $  110,538  $  113,177  $  140,101  $  143,160
  Total assets(2)....................................     102,591     223,469     303,879     447,390     576,783
  Total debt(2)......................................       9,837      36,662      44,704     120,630     127,040
  Total stockholders' equity.........................      61,196     141,879     189,403     246,832     322,032

------------------------

(1) "EBITDA" consists of net earnings before interest expense (net of interest income), taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles, but is presented here to provide additional information about operations. EBITDA should not be considered as an alternative to, or more meaningful than, net earnings or cash flows as an indicator of operating performance or as a better measure of liquidity. EBITDA may not be comparable to similarly titled measures of other companies. You should read the financial statements that are incorporated into the Prospectus by reference for information regarding operating, investing and financing cash flow activities.

(2) As a result of the acquisition of approximately 79% of Liljeholmens Stearinfabriks AB voting common stock in December 1998, balance sheet amounts for 1999 include the December 31, 1998 balances of Liljeholmens. Before including Liljeholmens, balance sheet data would be: Working capital $135,534; Total assets $516,903; Total debt $105,094. Due to the timing of the investment in Liljeholmens, the operating results of Liljeholmens are not included in the Consolidated Statement of Earnings of the Company.

                            INFORMATION ABOUT BLYTH

    We operate in the home fragrance products market. We are a leader in the design, manufacture, marketing and distribution of an extensive line of home fragrance products, including scented candles, outdoor citronella candles, potpourri and environmental fragrance products. Closely complementing these products is a broad range of candle accessories and decorative gift bags and tags. These products are sold under various brand names through a wide variety of distribution channels. We are also a producer of portable heating fuel and other institutional heating and lighting products sold, under various brand names, both domestically and internationally through independent sales representatives and distributors. We have operations inside and outside the United States and we sell our products worldwide.

    Our net sales have grown substantially in the last five years. Internal growth and acquisitions have contributed to our growth. Internal growth has been generated by increased sales of home fragrance products to consumers worldwide, the introduction of new products and product line extensions, and geographic expansion. We have successfully integrated numerous acquisitions and investments into our operations since the Company's formation in 1977.

    In managing our day to day business, as well as evaluating strategic opportunities, we concentrate on the worldwide consumer market for home fragrance products. Within the worldwide consumer market, which in fiscal year 1999 accounted for over 90% of our net sales, we focus on three primary areas: the retail consumer channel in the United States; the direct selling channel in the United States; and markets outside the United States.

THE U.S. RETAIL CONSUMER MARKET

    With respect to the retail consumer channel in the United States, our brands continued to grow in fiscal year 1999. Through the activities of Candle Corporation of America, Endar Corp., Jeanmarie Creations, Inc., and New Ideas International, Inc., we market our products through a variety of distribution channels and tailor our products, designs, packaging and prices to satisfy the varying demands of customers within each distribution channel. Specifically, we sell our products to department and gift stores, specialty chains, food and drug stores and mass merchandisers through a network of independent sales representatives and Company sales managers. We support these independent sales representatives by providing them with comprehensive product catalogues and samples to market our everyday and seasonal product lines. We believe that our competitive position in these markets is enhanced by our ability to respond quickly to new orders and our ability to assist customers through inventory management and control and to satisfy delivery requirements through on-line ordering.

U.S. DIRECT SELLING CHANNEL

    Our direct selling channel reaches consumers by utilizing a network of independent sales consultants to sell products through the home party plan method of selling. Our independent sales consultants receive their earnings based on sales of our products at home parties organized by them. This channel utilized over 28,000 independent sales consultants selling in the United States in fiscal year 1999, and we were represented by independent sales consultants in all 50 states. Our direct selling channel demonstrated excellent growth in fiscal year 1999, with its sales within the United States growing over 25%.

MARKETS OUTSIDE THE U.S.

    We also market our products outside the United States to department and gift stores, specialty chains and mass merchandisers through a network of independent sales representatives and Company sales managers, including representatives and managers of subsidiaries of the Company (some of which are Colony Gift Corporation Limited, Eclipse Candles Limited, PartyLite Gifts, Inc. and, as of December 1998, Liljeholmens Stearinfabriks AB). Our recent acquisition of Liljeholmens strengthened the Company's position in the European candle market, making us a leader in mass retailers in Sweden, Denmark, Germany and Switzerland. International markets offer the Company significant potential for growth. In fiscal year 1999, approximately 18% of our total sales were outside of the United States and our international growth rate exceeded 40%. Our brands currently have the leading share of market for fragrance candles in England, Germany, Switzerland and Austria.

    Our international operations include exports of products sold through Company sales managers and independent sales representatives (which products compete in the candle markets of Canada, Europe, Latin America and the Pacific
Rim) to distributors, department and gift stores, mass merchandisers and food service distributors. We currently plan to continue to expand internationally through the establishment of foreign-based marketing and distribution operations.

OTHER

    The Company is also a supplier of institutional heating and lighting products to restaurants, hotels and other institutional customers. We sell these products through independent sales representatives, independent food service distributors and Company sales managers. Sales of our institutional products grew in fiscal year 1999 in part due to the strength of our new products and the combination of our table-top illumination products and our new catering products, namely the Sterno-Registered Trademark- and Handy-Fuel-Registered Trademark- brands, which we acquired from the Colgate-Palmolive Company in December 1997. Institutional sales in fiscal year 1999 were less than 10% of the Company's total sales.

PRODUCTS AND BRANDS

    The primary products we sell are:

    Candles, scented and unscented
    Candle accessories
    Aromatherapy candles
    Potpourri
    Citronella, candles and liquid wax

Air fresheners, filters and sprays
Decorative gift bags and tags
Liquid wax lamps
Food warmers
Portable heating fuel

    Our "flagship" key brand names under which these products are sold are:

    Colonial Candle of Cape Cod-Registered Trademark-
    PartyLite-Registered Trademark-
    Ambria-TM-
    Carolina Designs-TM-

Colony-Registered Trademark-(1, 2)
Sterno-Registered Trademark-
GIES-TM-(1)

    Our other key brand names are, in alphabetical order:

    Aromatics-TM-
    Asp-Holmblad-TM-(1)
    Candle Corporation of America-TM-
    Canned Heat-TM-
    Canterbury-TM-
    Eclipse Candles-TM-(1, 2)
    Endar-TM-
    Eternalux-Registered Trademark-
    FanMate-Registered Trademark-

FilterMate-Registered Trademark-
Florasense-Registered Trademark-
Fragrance Originals-Registered Trademark-
Handy Fuel-Registered Trademark-
Jeanmarie-Registered Trademark-
Liljeholmens-Registered Trademark-
New Ideas-TM-
Old Harbor Candles-Registered Trademark-
Original Recipe-TM-

------------------------

1   Sold only outside of the United States.

2 The Colony-Registered Trademark- and Eclipse Candles-TM- trademarks are registered in the United Kingdom and other countries outside of the United States. Our products under the Colony-Registered Trademark- and Eclipse Candles-TM- trademarks are offered and sold only outside of the United States, and are not available in the United States.
    Colony-Registered Trademark- and Eclipse Candles-TM- brand products sold in the United States are in no way associated with us, and are made and sold by another company.

NEW PRODUCT DEVELOPMENT

    We develop and introduce new products each year to satisfy changing consumer tastes. The new product development process is managed on a worldwide basis by teams comprised of brand managers, product managers, designers, foreign sourcing personnel, laboratory technicians, manufacturing engineers and sales managers. New product concepts are directed to the marketing departments from all areas within the Company, as well as from the Company's independent sales representatives. The new product development process, including market research, comparative analysis, engineering specifications, feasibility studies, testing and evaluation, can require from three to 18 months to complete. New products have typically accounted for at least 15% of our net sales in the first full year following introduction.

MANUFACTURING AND DISTRIBUTION

    We are continuously attempting to reduce our costs through more efficient production and distribution methods, technological advancements and consolidating and rationalizing acquired equipment and facilities. Since our 1994 initial public offering, we have invested over $150 million in new, more advanced equipment in order to lower manufacturing costs, improve product quality and significantly increase manufacturing capacity so that we may meet historical and expected future sales growth. As a result, we have more than doubled our manufacturing and distribution capacity in recent years.

    During fiscal year 1999, the Company continued with its planned construction of a European distribution facility of approximately 327,000 square feet, which became fully operational in the second quarter of this fiscal year. In December 1998, the Company entered into a construction and operating lease agreement for a manufacturing facility in Monterrey, Mexico of approximately 200,000 square feet, which we expect to be completed during the third quarter of this fiscal year.

    The manufacture of the Company's products involves the use of various highly automated processes and technologies, as well as certain hand crafting and finishing. During recent years, we have invested in new automated machinery that we believe has resulted, and will continue to result, in significant cost savings and capacity expansion.

    To maximize distribution efficiencies, we operate a network of stand-alone distribution facilities in addition to distribution facilities in our manufacturing plants.

CUSTOMERS

    Customers for our home fragrance products include department and gift stores and specialty chains, food and drug stores, mass merchandisers, and individual consumers (through the home party plan network). Our institutional customers are primarily distributors servicing that market. No single customer accounts for 10% or more of our sales. In each of the channels of distribution in which we do business, our five largest customers have been customers for at least five years.

COMPETITION

    Our business is highly competitive. The principal competitive factors are new product introductions, product quality, delivery time, customer service and price. The domestic and international consumer market for home fragrance products is highly fragmented. Numerous suppliers serve this market. Because there are relatively low barriers to entry, the Company may face future competition from other consumer product companies, which may have substantially greater financial and marketing resources than those available to the Company.

                                   THE NOTES

    This section summarizes the specific financial and legal terms of the Notes that are more generally described under the heading "The Debt Securities" beginning on page 3 of the Prospectus that is attached to the back of this Prospectus Supplement. Please refer to the information provided under the heading "The Debt Securities" in the attached Prospectus for additional information regarding the Notes, including information regarding additional Covenants. If anything described in this section is inconsistent with the terms described under "The Debt Securities" in the attached Prospectus, the terms described here prevail. As used in this section, the term "Indenture" means, the Indenture dated as of May 20, 1999 between the Company and the Trustee as amended by the First Supplemental Indenture to be dated as of September 29, 1999 between the Company and the Trustee.

TITLE:                            7.90% Senior Notes due 2009.

TOTAL PRINCIPAL AMOUNT BEING
ISSUED:                           $150,000,000.

DUE DATE FOR PRINCIPAL:           October 1, 2009.

INTEREST RATE:                    7.90% per year.

DATE INTEREST STARTS ACCRUING:    September 29, 1999.

INTEREST DUE DATES:               Every April 1 and October 1.

FIRST INTEREST DUE DATE:          April 1, 2000.

REGULAR RECORD DATES FOR          Every March 15 and September 15.
INTEREST:

FORM OF NOTES:                    The Notes will be issued as Global Securities, and may be
                                  withdrawn from the Depositary only in the limited
                                  situations described on pages 11 to 12 of the attached
                                  Prospectus.

NAME OF DEPOSITARY:               The Depository Trust Company ("DTC").

TRADING IN DTC:                   Indirect holders that trade their beneficial interests in
                                  the Global Securities through DTC must trade in DTC's
                                  same-day funds settlement system and pay in immediately
                                  available funds.

OPTIONAL REDEMPTION:              We may, at our option, redeem some or all of the
                                  Notes--that is, repay them early--at any time. If we
                                  redeem the Notes before October 1, 2009, we must pay you
                                  whichever of the following two items is greater:

                                  - 100% of the principal amount of the Notes to be
                                  redeemed; or

                                  - a "make whole" amount, which will be calculated as
                                  described below.

    If we redeem the Notes, we must also pay all interest that has accrued to the redemption date on the redeemed Notes. The Notes will stop bearing interest on the redemption date, even if you do not collect your money.

CALCULATION OF MAKE WHOLE AMOUNT: The "make whole" amount will equal the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the Treasury Rate (as defined below) plus 25 basis points.

    "Remaining Scheduled Payments" means the remaining scheduled payments of the principal and interest that would be due after the redemption date of a Note if such Note were not redeemed.

    However, if the redemption date is not a scheduled interest payment date, the amount of the next succeeding scheduled interest payment on such Note will be reduced by the amount of interest accrued on such Note to such redemption date.

    "Treasury Rate" means an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date. The semiannual equivalent yield to maturity will be computed as of the third business day immediately preceding the redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by Warburg Dillon Read LLC, Donaldson, Lufkin & Jenrette Securities Corporation or Banc of America Securities LLC or an affiliate as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

    "Comparable Treasury Price" means the average of three Reference Treasury Dealer Quotations (as defined below) obtained by the Trustee for the redemption date.

    "Reference Treasury Dealers" means each of Warburg Dillon Read LLC, Donaldson, Lufkin & Jenrette Securities Corporation or Banc of America Securities LLC (so long as it continues to be a primary U.S. Government securities dealer) and any two other primary U.S. Government securities dealers chosen by Blyth. If any of the foregoing ceases to be a primary U.S. Government securities dealer, Blyth will appoint in its place another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

    "Reference Treasury Dealer Quotation" means the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by a Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

REDEMPTION NOTICE: We will give notice to DTC at least 30 days (but not more than 60 days) before we redeem the Notes. If we redeem only some of the Notes, DTC's practice is to choose by lot the amount to be redeemed from the Notes held by each of its participating institutions. DTC will give notice to these participants, and these participants will give notice to any "Street Name" holders of any indirect interests in the Notes according to arrangements among them; these notices may be subject to statutory or regulatory requirements. We will not be responsible for giving notice to anyone other than DTC.

SINKING FUND: There is no sinking fund.

LIEN COVENANT: In the Indenture, we also have agreed that we will not, and we will not permit any Principal Subsidiary to, issue, assume or guarantee any debt for money borrowed ("Debt") if such Debt is secured by any lien upon any Principal Property of Blyth or any Principal Subsidiary, or on any stock or indebtedness of any Principal Subsidiary without making effective provision to secure any outstanding Notes equally and ratably with the other Indebtedness of the Company or any Principal Subsidiary thereby secured. Our obligation to secure any outstanding Notes will not apply because we have secured any Debt with the following types of liens:

    liens on property, stock or indebtedness existing as of the date of the first issuance by Blyth of the Notes;

    liens on property acquired, constructed or improved, which are created or assumed contemporaneously with or within 180 days after such acquisition, or completion of such construction or improvement, whichever is later, (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within such 180-day period) to secure or provide for the payment of all or a portion of the purchase price or cost thereof;

    liens existing on property, stock or indebtedness at the time of its acquisition (including acquisition through merger or consolidation or acquisition of stock or assets or otherwise) or arising thereafter pursuant to contractual commitments entered into prior to such acquisition;

    liens to secure inter-company Debt;

    liens on any property located outside the United States and stock or indebtedness of our Foreign Subsidiaries;

    liens in favor of the Company and/or its subsidiaries;

    liens in favor of governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject to such liens;

    liens for the sole purpose of extending, renewing or replacing, in whole or in part, Debt secured by any lien referred to above; or

    liens securing other Debt up to an aggregate amount that, together with the liability attributable to leases entered into in connection with sale and lease-back transactions existing at such time (discounted at the rate of interest in the lease, or if not in the lease at a rate of interest that is equivalent to the rate of interest that is then being charged with respect to indebtedness secured by like liens on like property), does not exceed 15% of our consolidated net worth.

    "Foreign Subsidiaries" means any of our subsidiaries which is not incorporated or organized in the United States and conducting substantially all its business outside the United States.

SALE AND LEASE-BACK COVENANT: We also have agreed in the Indenture that we will not engage in any sale and lease-back transactions involving a Principal Property (other than temporary leases for a term, including renewals, of not more than three years and inter-company leases) unless the net proceeds of such sale and lease-back transactions are at least equal to the fair value of the Principal Property to be leased and:

    if, in lieu of entering into such sale and lease-back transaction, we would have been entitled pursuant to the Lien Covenant described above to issue, assume or guarantee Debt secured by a lien on the property sold in such sale and lease-back transaction in an amount equal to the liability attributable to the lease entered into in connection with such sale and lease-back transaction (discounted at the rate of interest in the lease, or if not in the lease at a rate of interest that is equivalent to the rate of interest that is then being charged with respect to indebtedness secured by like liens on like property) without having to secure any outstanding Debt Securities; or

    we would be entitled pursuant to the Lien Covenant described above to incur Debt secured by a lien on the Principal Property to be leased without equally and ratably securing any Note; or

    within 180 days of the effective date of any such arrangement we apply an amount equal to the fair market value of such Principal Property:

       to the redemption, if applicable, or repurchase, if permitted, of the Notes,

       to the payment or other retirement of Funded Debt which ranks senior or equal to the Notes, or to the purchase of Principal Property (other than the Principal Property involved in such sale).

    The restrictions on sale and lease-back transactions do not apply to sale and lease-back arrangements existing on the date of the first issuance by Blyth of the Notes.

    "Funded Debt" means any indebtedness that by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 12 months after the date of the creation of such indebtedness.

    "Principal Property" means any of our real and tangible property, whether owned or leased, constituting a part of any manufacturing facility, distribution facility, warehouse or office, that has a book value on the date as of which the determination is being made of more than 2% of our consolidated net worth.

    "Principal Subsidiary" means any subsidiary that owns a Principal Property.

GUARANTY OF INDEBTEDNESS COVENANT: We also have agreed in the Indenture that we will not permit certain of our material subsidiaries to become obligated under any guaranty of our indebtedness, including our liabilities for borrowed money, our liabilities for the deferred purchase price of property, our liabilities in respect of capital leases, our liabilities in respect of letters of credit and our liabilities in respect of any swap obligations.

DEFEASANCE: We may choose to terminate some of our obligations under the Notes as described under the heading "Defeasance and Discharge" on page 8 of the attached Prospectus.

TRUSTEE: Blyth will issue the Notes under the Indenture with First Union National Bank, as Trustee, which is referred to on page 4 of the attached Prospectus.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement") among Blyth, and Warburg Dillon Read LLC, Donaldson, Lufkin & Jenrette Securities Corporation, and Banc of America Securities LLC (the "Underwriters"), we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below. See "Distribution of the Debt Securities" in the accompanying Prospectus.

                                                                        PRINCIPAL AMOUNT OF
UNDERWRITER                                                                    NOTES
--------------------------------------------------------------------  ------------------------
Warburg Dillon Read LLC.............................................      $     82,500,000
Donaldson, Lufkin & Jenrette Securities Corporation.................            52,500,000
Banc of America Securities LLC .....................................            15,000,000
                                                                             -------------
  Total.............................................................      $    150,000,000
                                                                             -------------
                                                                             -------------

    We will pay underwriting discounts and commissions to the Underwriters in connection with the offering in an amount equal to 0.65% of the principal amount of the Notes. We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of 0.25% of the principal amount of the Notes.

    After the initial public offering, the public offering prices and such concessions may be changed from time to time. In addition to underwriting discounts and commissions, we estimate that we will have expenses of approximately $454,800 in connection with the offering of the Notes.

    The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any securities exchange and there can be no assurance that there will be a secondary market for the Notes. We have been advised by the Underwriters that one or more of the Underwriters may make a market in the Notes. The Underwriters are not obligated to do so, however, and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    Other than in the United States, neither we nor the Underwriters have taken any action that would permit a public offering of the Notes in any jurisdiction where action for that purpose is required. The Notes offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of the Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who possess this Prospectus Supplement are advised to inform themselves about, and to observe any restrictions relating to, the offering of the Notes and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions and that the Underwriters will purchase all the Notes if any are purchased.

    In connection with the offering, the Underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more

Notes in connection with the offering than they are committed to purchase from us, and in such case may purchase Notes in the open market following completion of this offering to cover such short position. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of debt securities where more than 10% of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Bank of America National Trust and Savings Association, an affiliate of Banc of America Securities LLC, has lent money to us under existing credit facilities. In the event that more than 10% of the proceeds of the offering will be used to repay such money lent by Bank of America National Trust and Savings Association, the offering will be conducted in conformity with Rule 2710(c)(8).

    Certain of the Underwriters or their affiliates have provided banking and other financial services to us or our affiliates from time to time for which they have received customary fees and expenses. Certain of the Underwriters or their affiliates will in the future continue to provide banking and other financial services to us or our affiliates for which they will receive customary compensation.

    We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect of any of these liabilities.

                                 LEGAL COUNSEL

    Finn Dixon & Herling LLP, Stamford, Connecticut, as our counsel, will issue an opinion as to the legality of the Notes. As of the date hereof, certain attorneys who are partners of, or employed by, Finn Dixon & Herling LLP, and who have provided advice with respect to the offer and sale of the Debt Securities, beneficially own an aggregate of 15,150 shares of Common Stock. Gibson Dunn & Crutcher LLP, New York, New York, has served as counsel to the Underwriters in connection with the issuance of the Notes.

                                     [LOGO]

                                  $250,000,000
                                DEBT SECURITIES

                            ------------------------

    This Prospectus describes Debt Securities which Blyth Industries, Inc. (which may be referred to in this Prospectus as "Blyth", the "Company", "we", "us" or "our") may issue and sell at various times. More detailed information is provided under the heading "The Debt Securities."

    - The Debt Securities may be debentures, notes or other senior unsecured evidences of indebtedness.

    - We may issue them in one or several series.

    - The total principal amount of the Debt Securities to be issued under this Prospectus will not exceed $250,000,000 (or the equivalent amount in other currencies).

    - We will determine the terms of each series of Debt Securities (interest rates, maturity, redemption provisions and other terms) at the time of sale, and we will specify the terms in a Prospectus Supplement which will be delivered together with this Prospectus at the time of the sale.

    - We may sell Debt Securities to or through underwriters, dealers or agents. We may also sell Debt Securities directly to investors. More information about the way we will distribute the Debt Securities is provided under the heading "Distribution of the Debt Securities." Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the Prospectus Supplement relating to that series of Debt Securities. The Debt Securities will not be listed on the Nasdaq Stock Market or any national securities exchange.

    Our principal offices are located at 100 Field Point Road, Greenwich, Connecticut, 06830-6442, and our telephone number is (203) 661-1926.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 14, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (which is referred to herein as the "SEC"). You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's Internet website at http://www.sec.gov. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

    The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the document listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Debt Securities:

    - Our Annual Report on Form 10-K for the year ended January 31, 1999.

    You may receive a copy of any of these filings, at no cost, by writing or calling Blyth Industries, Inc., Investor Relations, 100 Field Point Road, Greenwich, Connecticut, 06830-6442, telephone number (203) 661-1926.

    We have filed with the SEC a Registration Statement to register the Debt Securities under the Securities Act of 1933. This Prospectus is part of that Registration Statement, but omits certain information contained in the Registration Statement as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

                           FORWARD-LOOKING STATEMENTS

    Certain statements under the heading "Summary Information About Blyth" in this Prospectus, as well as certain information incorporated by reference as described under the heading "Where You Can Find More Information," constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.

    Forward-looking statements give our current expectations or forecasts of future events. You can usually identify these statements by the fact that they do not relate strictly to historical or current facts. They often use words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

    Any or all of our forward-looking statements in this Prospectus and information incorporated by reference may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this discussion--for example, product competition and the competitive environment--will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

    The following are some of the factors that we think could cause our actual results to differ materially from expected and historical results:

    - Our ability to maintain our present growth rate,

    - Our ability to respond to increased product demand,

    - Risks associated with international sales and foreign sourcing of products,

    - Our dependence on key management personnel,

    - Competition, and

    - Other factors discussed in our filings with the SEC.

    Other factors besides those listed here could also adversely affect the Company.

                        SUMMARY INFORMATION ABOUT BLYTH

    We operate in the home fragrance products market. We are a leader in design, manufacture, marketing and distribution of an extensive line of home fragrance products, including scented candles, outdoor citronella candles, potpourri and environmental fragrance products. Closely complementing these products are a broad range of candle accessories and decorative gift bags and tags. We have operations inside and outside the United States and sell our products worldwide. These products are sold under various brand names through a wide variety of distribution channels. We are also a producer of portable heating fuel and other institutional products sold, under various brand names, both domestically and internationally through independent sales representatives and distributors. Our principal offices are located at 100 Field Point Road, Greenwich, Connecticut, 06830-6442 and our telephone number is (203) 661-1926. A more detailed description of our business is contained in our Annual Report on Form 10-K for the year ended January 31, 1999, which we have incorporated in this Prospectus by reference.

                                USE OF PROCEEDS

    Unless we indicate otherwise in a Prospectus Supplement which accompanies this Prospectus, we intend to use the proceeds of the Debt Securities for general corporate purposes. We have not allocated a specific portion of the net proceeds of the sale of the Debt Securities for any particular use at this time. Before we use the proceeds for any specific purpose, we may invest them in short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table shows the ratio of our earnings to fixed charges for the periods indicated.

                                                                                         YEAR ENDED JANUARY 31,
                                                                          -----------------------------------------------------
                                                                            1995       1996       1997       1998       1999
                                                                          ---------  ---------  ---------  ---------  ---------
Ratio of Earnings to Fixed Charges......................................      16.1x      14.1x      17.6x      16.5x      15.9x

    We have computed these ratios by dividing earnings available for fixed charges for each period by fixed charges for that period. For purposes of these computations, we calculated "earnings" by adding our pre-tax income and our fixed charges. We calculated "fixed charges" by adding the interest we pay on our indebtedness, the amount we amortize for debt financing costs and our estimate of the amount of the interest within our rental expense.

                              THE DEBT SECURITIES

    The following description is a summary of certain of the material provisions of the Indenture (as defined below) and the Debt Securities. This description does not restate the Indenture or the terms of the Debt Securities in their entirety. We urge you to read the Indenture because it, and not this description, will define your rights as a holder of the Debt Securities. The form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    The following description relates generally to every series of Debt Securities. The particular terms of any series of Debt Securities will be described in the applicable Prospectus Supplement. If so indicated in the applicable Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

GENERAL

    Any series of Debt Securities will be issued under an Indenture (the "Indenture"), dated as of May 20, 1999, between Blyth and First Union National Bank, as trustee (the "Trustee").

    The Indenture does not limit the aggregate principal amount of all Debt Securities or of any particular series of Debt Securities that may be issued thereunder. The Indenture provides that Debt Securities may be issued from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. The Indenture does not limit the amount of other debt that we may issue and does not contain financial or similar restrictive covenants. The Debt Securities will be direct, unsecured obligations of Blyth.

    We expect from time to time to incur additional indebtedness. The Indenture does not prohibit or limit the incurrence of additional indebtedness.

    The Indenture does not contain any provision intended to provide protection to holders of Debt Securities against a sudden or dramatic decline in our credit quality that could, for example, result from a takeover, recapitalization, special dividend or other restructuring.

    We are a holding company and we conduct our operations through our subsidiaries. Our only material assets are the stock of these subsidiaries. Our cash flow, and consequently our ability to service our debts generally, and the Debt Securities specifically, depend upon the operating earnings of these subsidiaries and their payment of funds to us whether by dividends, loans of otherwise. There can be no assurance that these payments will provide us with sufficient funds to pay principal, premium, if any, and interest on the Debt Securities.

    The applicable Prospectus Supplement will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered:

    - the title of such Debt Securities;

    - any limit upon the aggregate principal amount of such Debt Securities and the percentage of such principal amount at which such Debt Securities may be issued;

    - the date or dates on which the principal of such Debt Securities is scheduled to become payable;

    - the rate or rates, which may be fixed or variable, at which such Debt Securities will bear interest, if any, or the formula by which interest will be calculated, the date or dates from which interest will accrue, the dates on which any such interest will be payable and the regular record date for the interest payable on any interest payment date;

    - if other than The City of New York, the place or places where the principal of and premium, if any, and interest on Debt Securities will be payable, any Debt Securities may be surrendered for registration of transfer or for exchange and notices and demands in respect of the Debt Securities may be served;

    - the price or prices at which, the period or periods within which and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of Blyth;

    - the obligation, if any, of Blyth to redeem, purchase or repay Debt Securities pursuant to any sinking fund or analogous provision or at the option of the holder and the price or prices at which, the period or periods within which and the other terms and conditions on which the Debt Securities shall be redeemed, purchased or repaid, in whole or in part;

    - whether the Debt Securities are to be issued as fully registered securities, bearer securities or both, and with or without coupons or both;

    - whether the Debt Securities will be issued in whole or in part in the form of a Global Security and, in that case, the Depositary (if other than the Depository Trust Company) for such Global Security;

    - any additional covenants applicable to the Debt Securities;

    - the denominations in which registered Debt Securities of the series shall be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denominations in which bearer Debt Securities of such series, if any, shall be issuable if other than the denomination of $5,000;

    - if other than the principal amount thereof, the portion of the principal amount of such Debt Securities that will be payable upon declaration of acceleration of the maturity thereof;

    - the currency or currency unit of payment of principal of and premium, if any, and interest on such Debt Securities, and any index used to determine the amount of principal of and premium, if any, and interest on such Debt Securities;

    - if other than as set forth in the Indenture, any event of default with respect to the Debt Securities;

    - the form of the Debt Securities;

    - if other than First Union National Bank, the persons who will be the security registrar and the paying agent for the Debt Securities and the place or places where the security register for the Debt Securities will be maintained;

    - if warrants for the Debt Securities are to be issued, the form of such warrants, the circumstances under and the manner in which the warrants may be exercised, and any other term or condition regarding the warrants; and

    - any other terms of such Debt Securities.

PAYMENT

    Unless otherwise indicated in the applicable Prospectus Supplement, principal of, and any premium and interest, if any, on Debt Securities will be payable, and Debt Securities may be presented for registration of transfer, at our agency or office maintained for such purpose in the Borough of Manhattan, The City of New York. Interest may be paid at our option by check mailed to the address of the holder entitled thereto as it appears on the applicable security register. A holder of $10.0 million or more in aggregate principal amount of Debt Securities of any series will be entitled to receive interest payments by wire transfer of immediately available funds if appropriate wire transfer instructions have been received by the Trustee not later than ten business days prior to the applicable interest payment date.

FORM, REGISTRATION AND TRANSFER

    The Indenture provides that Debt Securities may be issued in fully registered form or as bearer securities with coupons attached. Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The Indenture provides that Debt Securities of any series may be issuable in permanent global form. See "Global Securities". No service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

    The Debt Securities may be issued as Original Issue Discount Securities (as defined below) to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement. "Original Issue Discount Security" means any Debt Security that provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof in accordance with the terms of the Indenture.

    The applicable Prospectus Supplement relating to any series of Debt Securities that are Original Issue Discount Securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default.

COVENANTS

    In the Indenture, we have agreed:

(1) to duly and punctually pay the principal of and any premium and interest on the Debt Securities of each series;

(2) to maintain an office where Debt Securities may be presented for payment, for registration of transfer and for exchange, and where notices and demands may be served;

(3) to preserve our corporate existence, rights and franchises, unless, in our good faith judgment, the failure to keep in full force and effect such corporate existence, rights or franchises could not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

(4) to pay all taxes, assessments, governmental charges or levies imposed on us or any of our properties, assets, income or franchises that have or might become a Lien on our properties or assets if unpaid, other than taxes, assessments, governmental charges or levies being contested in good faith and in appropriate proceedings for which we have established adequate reserves or which, if unpaid, would not reasonably be expected to have a material adverse effect;

(5) to maintain and keep our property in good repair, working order and condition, unless we have concluded that discontinuing such maintenance would not reasonably be expected to have a material adverse effect; and

(6) to maintain proper books of records and accounts in accordance with normal business practice.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture provides that neither we nor any of our subsidiaries may consolidate with or merge into any other person or convey, transfer or lease its respective properties and assets (determined on a consolidated basis) substantially as an entirety to any person unless:

(1) (i) we or one of our subsidiaries is the surviving corporation or (ii) the person formed by such consolidation or into which we or one of our subsidiaries is merged or the person which acquires our properties and assets is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and such person expressly assumes, by a supplemental indenture, the payment of the principal of and any premium and interest on the Debt Securities and the performance of our other covenants under the Indenture;

(2) immediately after giving effect to such transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing; and

(3) we deliver to the Trustee officers' certificates and opinions of counsel.

EVENTS OF DEFAULT

    An "Event of Default" is defined in the Indenture, with respect to Debt Securities of any series issued thereunder, as:

    (1) we default in the payment of any installment of interest upon any of the Debt Securities of that series when due, and continuance of that default for a period of 30 business days;

    (2) we default in the payment of principal of or any premium on any Debt Security of that series when due at maturity, upon redemption, by declaration or otherwise;

    (3) we default in the payment of any sinking fund installment or analogous obligation when due in respect of Debt Securities of that series;

    (4) we or any of our subsidiaries default (i) in the payment of any principal of or premium or interest on any other indebtedness, or the obligation to repurchase or acquire any other indebtedness, that is outstanding in an aggregate principal amount of at least $5.0 million beyond any period of grace provided with respect thereto or (ii) in the performance of or compliance with any term of any evidence of any of our other indebtedness in an aggregate outstanding principal amount of at least $5.0 million or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such other indebtedness has become, or has been declared (or one or more persons are entitled to declare such indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment;

    (5) a final judgment or order for the payment of money in excess of $5.0 million shall be entered against us or any of our subsidiaries and such judgment or order is not discharged or stayed within 60 days after entry of such judgment or order;

    (6) we fail to observe or perform any other of our covenants or agreements in the Debt Securities of that series or the Indenture and continuance of such failure for a period of 30 days after the date on which written notice of such failure has been given by the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding Debt Securities of that series;

    (7) certain events relating to our employee benefit plans which could reasonably be expected to have a material adverse effect shall have occurred;

    (8) certain events of bankruptcy, insolvency or reorganization of Blyth or any of our subsidiaries shall have occurred.

    The Indenture provides that the $5.0 million amounts referred to in clauses
(4) and (5) above will increase, if the analogous provisions in our existing Credit Facility, any subsequent or replacement committed credit facility and the 7.54% Senior Notes are amended to increase the dollar amounts referred to therein, to the lesser of the revised amounts (but in no event more than $20,000,000) stated in our existing Credit Facility, any subsequent or replacement committed credit facility and the 7.54% Senior Notes as so amended.

    The Indenture provides that, if any Event of Default with respect to Debt Securities of any series at the time outstanding thereunder occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. Upon certain conditions, such declaration may be annulled and past defaults (except a default in payment of principal of or any premium or interest on the Debt Securities of that series) may be waived by the holders of a majority in principal amount of the outstanding Debt Securities of that series on behalf of the holders of all Debt Securities of that series. In the event of the bankruptcy, insolvency or reorganization of Blyth or any of our subsidiaries, the claims of holders of the Debt Securities would be subject to the broad equity power of a United States Bankruptcy Court and to the determination by that court of the nature of the rights of such holders.

    The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee upon the occurrence and continuation of an Event of Default to act with the required standard of care, to be indemnified by the holders of any series of outstanding Debt Securities thereunder before proceeding to exercise any right or power under the Indenture at the request of the holders of such series of Debt Securities. The Indenture provides that the holders of a majority in aggregate principal amount of outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, with respect to the Debt Securities of that series. The Trustee may decline to act if such direction is contrary to law or the Indenture or would involve the Trustee in personal liability.

    We will file annually with the Trustee a certificate as to compliance with all conditions and covenants in the Indenture.

DEFEASANCE AND DISCHARGE

    The terms of any series of Debt Securities may provide that we may terminate certain of our obligations under the Indenture with respect such series of Debt Securities by:

    (1) depositing irrevocably with the Trustee for such series as trust funds, in trust,

       (a) in the case of Debt Securities denominated in a foreign currency, money in such foreign currency or Foreign Government Obligations of the foreign government or governments issuing such foreign currency,

       (b) in the case of Debt Securities denominated in U.S. dollars, U.S. dollars or U.S. Government Obligations, or

       (c) a combination of money and U.S. Government Obligations or Foreign Government Obligations, as applicable,

       in each case in an amount that through the payment of principal, premium, if any, or interest in respect thereof in accordance with their terms will provide without reinvestment, not later than one business day before the due date of any payment, sufficient money to pay the principal of, premium, if any, and interest on the Debt Securities of such series as they are due; and

    (2) no Event of Default or event that, with notice or lapse of time or both would become an Event of Default with respect to the Debt Securities of that series shall have occurred and be continuing;

    (3) we have paid all other amounts payable with respect to the Debt Securities of that series;

    (4) such deposit will not result in a breach or violation of the Indenture or any other agreement or instrument to which we are a party; and

    (5) we shall have delivered an opinion of independent counsel that the holders of the Debt Securities of that series will have no federal income tax consequences as a result of such deposit and termination.

    Such termination will not relieve us of our obligation to pay when due the principal of, any premium and interest on the Debt Securities of such series if the Debt Securities of such series are not paid from the money, Foreign Government Obligations or U.S. Government Obligations held by the Trustee.

    "U.S. Government Obligations" means securities that are direct obligations of the United States of America for the payment of which its full faith and credit is pledged or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, that, in either case, are not callable or redeemable at the option of the issuer thereof. "Foreign Government Obligations" means securities denominated in a foreign currency that are direct obligations of a foreign government for the payment of which its full faith and credit is pledged or obligations of a person controlled or supervised by and acting as an agency or instrumentality of a foreign government the payment of which is unconditionally guaranteed as a full faith and credit obligation by such foreign government, that, in either case, are not callable or redeemable at the option of the issuer thereof.

    The applicable Prospectus Supplement will state whether any defeasance provisions of the Indenture will apply to the Debt Securities offered thereby.

MODIFICATION AND WAIVER

    Certain modifications and amendments of the Indenture may be made by Blyth and the Trustee only with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series issued under such Indenture and affected by the modification or amendment. No such modification or amendment, without the consent of the holder of each outstanding Debt Security issued under such Indenture and affected thereby, may:

    (1) change the stated maturity of the principal of, or any premium or any installment interest on, any such Debt Security;

    (2) reduce the principal amount of any such Debt Security or any premium or interest on any such Debt Security;

    (3) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount Security;

    (4) change the place of payment where, or the coin or currency in which, any principal of, or any premium or interest on, any such Debt Security is payable;

    (5) impair the right to institute suit for the enforcement of any such payment on or after its stated maturity;

    (6) reduce the percentage in principal amount of outstanding Debt Securities of any series the consent of the holders of which is necessary to modify or amend the Indenture or waive any default or Event of Default thereunder; or

    (7) modify the foregoing requirements or reduce the percentage of aggregate principal amount of outstanding Debt Securities of any series required to be held by holders seeking to waive compliance with certain provisions of the Indenture or seeking to waive certain defaults.

    The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of any series, on behalf of the holders of all Debt Securities of that series, may waive, insofar as that series is concerned, our compliance with certain provisions of the Indenture. The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of, or any premium or interest on, any Debt Security of that series or in respect of a covenant or provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security issued thereunder of the series affected.

    Other modifications and amendments of the Indenture may be made by Blyth and the Trustee without the consent of holders of the outstanding Debt Securities.

    The Indenture provides that in determining whether the holders of the requisite principal amount of the outstanding Debt Securities issued under such Indenture have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of holders of Debt Securities for quorum purposes:

    (1) the principal amount of an Original Issue Discount Security that will be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof, and

    (2) the principal amount of a Debt Security denominated in a foreign currency or currency unit will be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount of such Debt Security or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the amount determined as provided in (1) above.

TITLE

    Blyth, the Trustee and any agent of Blyth or the Trustee may treat the registered owner of any Debt Security as the absolute owner thereof, whether or not such Debt Security is overdue and notwithstanding any notice to the contrary, for the purpose of making payment and for all other purposes.

REPLACEMENT OF DEBT SECURITIES

    Any mutilated Debt Security will be replaced by us at the expense of the holder upon surrender of such Debt Security to the Trustee. Debt Securities that are destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to the Trustee of satisfactory evidence of the destruction, loss or theft thereof. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the Trustee and us may be required at the expense of the holder of such Debt Security before issuance of a replacement Debt Security.

GOVERNING LAW

    The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

    Any Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee will be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee. Any action described herein to be taken by the Trustee in that circumstance may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

                           BOOK-ENTRY DEBT SECURITIES

    The Prospectus Supplement will indicate whether we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company, New York, New York, and will evidence all of the Debt Securities of that series. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

    If we issue the Debt Securities as book-entry securities, we will not issue certificates to each holder. We will issue one or more global securities to DTC (or its nominee), which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

    The laws of some jurisdictions require that certain purchasers of securities such as Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

    We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Blyth nor the Trustee nor any of their agents will be responsible or liable for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC's records relating to the beneficial ownership interests.

    DTC has informed us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in "street name") and will be the sole responsibility of the participants.

    DTC has informed us that it is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange, and the National Association of Securities Dealers, Inc. DTC has further informed us that it is:

    - a limited-purpose trust company organized under the New York Banking Law;

    - a "banking organization" within the meaning of the New York Banking Law;

    - a member of the United States Federal Reserve System;

    - "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act.

    We will provide certificated notes in definitive form in exchange for a global note only if:

    - DTC notifies us that it is unwilling or unable to continue as depositary;

    - DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

    - we determine not to require all of the debt securities of a series to be represented by a global note.

    If we issue Debt Securities in definitive form in exchange for a global security, an owner of a beneficial interest in the global security will be entitled to have Debt Securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of its Debt Securities in definitive form.

                      DISTRIBUTION OF THE DEBT SECURITIES

GENERAL

    We may sell Debt Securities to or through underwriters, to be designated from time to time, and we also may sell Debt Securities directly to other purchasers or through agents or broker-dealers, including broker-dealers as principals.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    The Debt Securities will be new issues of securities with no established trading market. We have not established whether the underwriters, if any, of the Debt Securities will make a market in the Debt Securities. If any such underwriters make a market in the Debt Securities, their market making may be discontinued at any time without notice. We cannot give any assurance as to the liquidity of any trading market for the Debt Securities.

    In connection with the sale of Debt Securities, we, or purchasers of Debt Securities for whom underwriters act as agents, may pay compensation to underwriters, dealers and agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable Prospectus Supplement.

    Underwriters, dealers and agents who participate in the distribution of Debt Securities may enter into agreements with us which entitle them to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act, or to receive contributions from us with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may engage in transactions with or perform services for Blyth in the ordinary course of business.

    Each underwriter, dealer and agent participating in the distribution of any Debt Securities that are issuable as bearer securities will agree that it will not offer, sell or deliver, directly or indirectly, bearer securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

DELAYED DELIVERY ARRANGEMENTS

    If indicated in the applicable Prospectus Supplement, we will authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase Debt Securities from us pursuant to contracts providing for payment and delivery on a future date. Such contracts may be made with institutions including commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. Any purchaser's obligations under any such contract will be unconditional except that the purchase of the Debt Securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The dealers and such other persons will not have any responsibility relating to the validity or performance of such contracts.

                                 LEGAL COUNSEL

    Finn Dixon & Herling LLP, Stamford, Connecticut, as our counsel, has issued an opinion as to the legality of the Debt Securities. As of the date hereof, certain attorneys who are partners of, or employed by, Finn Dixon & Herling LLP, and who have provided advice with respect to the offer and sale of the Debt Securities, beneficially own an aggregate of 15,150 shares of Common Stock.

                                    EXPERTS

    The audited consolidated financial statements and schedule of the Company and its subsidiaries as of January 31, 1999 and 1998 and for each of the two fiscal years ended January 31, 1999 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

    The audited consolidated financial statements and schedule of the Company and its subsidiaries for the fiscal year ended January 31, 1997, incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 into this Prospectus and elsewhere into the Registration Statement of which this Prospectus forms a part, have been incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, and upon the authority of that firm as experts in accounting and auditing.

                                     [LOGO]

                                  $250,000,000
                                DEBT SECURITIES
                               ------------------

    We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except that which is in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under "Where You Can Find More Information." If anyone gives or makes any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Debt Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

                               TABLE OF CONTENTS

Where You Can Find More Information...................................................           2
Forward Looking Statements............................................................           2
Summary Information about Blyth.......................................................           3
Use of Proceeds.......................................................................           3
Ratio of Earnings to Fixed Charges....................................................           3
The Debt Securities...................................................................           3
Book-Entry Debt Securities............................................................          11
Distribution of the Debt Securities...................................................          12
Legal Counsel.........................................................................          13
Experts...............................................................................          13

                            ------------------------

                                  MAY 14, 1999